Morningstar Credit Ratings, LLC
FORM NRSRO

EXHIBIT 4

November 2019

Organizational Structure

Morningstar Credit Ratings, LLC

November 2019

Exhibit 4A - Organization of Morningstar Credit Ratings, LLC Parent Company and Material Affiliates



```
                    Morningstar, Inc. (US) ─────────── Morningstar Credit
                            │                          Ratings, LLC (US) *
                            │
                  Morningstar Ratings
                  Holding Corp. (US)
                            │
                  Ratings Acquisition Corp.
                        (Cayman)
                            │
                  AAA UK Holding Co.
                    Limited (UK)
                            │
                  AAA UK Acquisition Co.
                    Limited (UK)
        ┌───────────┬───────────┴────────────┬───────────┐
   DBRS, Inc.    DBRS Limited      DBRS Ratings Limited   DBRS Ratings GmbH
    (US) *        (Canada)              (UK)                 (Germany)
                                                                 │
                                                          DBRS Ratings GmbH
                                                             (Madrid
                                                          Branch Office)
```

* On July 2, 2019, Morningstar, Inc., the parent of Morningstar Credit Ratings, L.L.C. (MCR), completed the acquisition of DBRS. Each of DBRS and MCR is registered with the U.S. Securities and Exchange Commission ("SEC") as a Nationally Recognized Statistical Rating Organization ("NRSRO").

On November 15, 2019, MCR amended its Form NRSRO and submitted its notice to withdraw its separate NRSRO registration. That same day, DBRS amended its Form NRSRO and registered MCR as a credit rating affiliate within DBRSs NRSRO registration. For a period of time following the filing of its notice (not less than 45 days), MCR will maintain its separate NRSRO registrant status while also operating as a credit rating affiliate of DBRS. Thereafter, MCR and DBRS will operate solely within DBRS's NRSRO registration.

During and as a result of this process, MCR will remain a NRSRO subject to SEC supervision and MCR's credit ratings (outstanding as at the time of the filing of MCR's amended Form NRSRO or issued by MCR thereafter) will remain ratings of a NRSRO.

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure



```
                                    ┌─────────────┐
                                    │  President  │
                                    └─────────────┘
```

President

Head of Credit Operations

Head of Credit Business Strategy Canada

Group Managing Director Global Corporates

Chief Credit Officer Credit Standards

Head of Analytics Products *

Head of Credit Business Strategy United States

Group Managing Director Structured Finance

Head of Human Resources & Planning *

Group Managing Director Financial Institutions & Sovereign

Head of Business Development *

Head of Finance *

Head of Internal Audit & Global Enterprise Risk Management

* In addition to reporting to the President of DBRS, Inc., this role has a reporting line to Morningstar, Inc.

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure





Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure



```
President
├── Group Managing Director Global Corporates
│       ├── Project Finance
│       ├── Infrastructure Finance
│       ├── Real Estate & Public Finance
│       ├── Industrials
│       ├── Consumer, Communications, Retail & Media
│       ├── Corporate Research & Analysis
│       └── Energy/ Banking
│
├── Group Managing Director Global Financial Institutions & Sovereign
│       ├── Financial Institutions
│       ├── Non-Banking Financial Institutions
│       └── Sovereign
│
└── Group Managing Director Global Structured Finance
        ├── Structured Credit               ── Surveillance
        ├── Asset-Backed Securities         ── Canadian Structured Finance
        ├── Residential Mortgage Backed Securities ── Operational Risk
        ├── Commercial Mortgage Backed Securities  ── Default Modeling
        └── Covered Bonds
```

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure



```
                          ┌─────────────────────────┐
                          │   General Counsel        │
                          │   Morningstar, Inc.      │
                          └─────────────────────────┘
                                      │
                          ┌─────────────────────────┐
                          │   Chief Legal Counsel    │
                          └─────────────────────────┘
                                      │
   ┌──────────────┬───────────────────┼───────────────────┐
┌──────────┐  ┌──────────┐      ┌──────────┐       ┌──────────────┐
│  Chief   │  │ General  │      │ General  │       │   Global     │
│Compliance│  │ Counsel  │      │ Counsel  │       │  Regulatory  │
│ Officer  │  │ Canada   │      │ Europe   │       │Counsel Canada│
└──────────┘  └──────────┘      └──────────┘       └──────────────┘
```

- Chief Compliance Officer
  - Regional Compliance Officer Madrid
  - Designated Compliance Officer New York
  - Regional Compliance Officer Toronto
  - Global Internal Controls New York
  - Policies & Procedures New York

Exhibit 4C – Subsidiaries of Morningstar, Inc.



The information below is presented as of September 13, 2019. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

Page 1 of 2

Subsidiary	Jurisdiction of Formation	Subsidiary	Jurisdiction of Formation
Corporate Fundamentals, Inc.	Delaware	Morningstar India Private Limited (14)	India
DBRS, Inc. (1)	Delaware	Morningstar Investment Adviser India Private Limited (2)	India
Morningstar Global LLC	Delaware	Morningstar Italy, S.R.L. (7)	Italy
Morningstar Investment Management LLC	Delaware	Ibbotson Associates Japan K.K. (2)	Japan
Morningstar Investment Services LLC (2)	Delaware	Morningstar Korea, Ltd.	Korea
Morningstar Ratings Holding Corp.	Delaware	Morningstar Luxembourg SARL (7)	Luxembourg
Morningstar Research Services LLC	Delaware	Investigaciones MS Mexico, S. de R.L. de C.V. (7)	Mexico
Pitchbook Data, Inc.	Delaware	Servicios MStar Global, S. de R.L. de C.V. (7)	Mexico
Morningstar Commodity Data, Inc.	Illinois	Morningstar Europe, B.V. (15)	The Netherlands
Morningstar Credit Ratings, LLC	Pennsylvania	Morningstar Holland, B.V. (16)	The Netherlands
Ibbotson Pty Limited (3)	Australia	MStar Holdings C.V.	The Netherlands
Morningstar Investment Management Australia Limited (4)	Australia	Morningstar Research Limited (5)	New Zealand
Morningstar Australasia Pty Limited (5)	Australia	Morningstar Norge AS (7)	Norway
Morningstar Direct Investments (6)	Australia	Morningstar Investment Adviser Singapore Pte Limited (11)	Singapore
Morningstar Group Australia Pty Limited (7)	Australia	Morningstar Research Pte Limited (11)	Singapore
Morningstar Brazil Financial Information Ltda. (7)	Brazil	Morningstar Research (Proprietary) Limited (7)	South Africa
DBRS Limited (1)	Canada	Morningstar Investment Management South Africa (Pty) Limited (2)	South Africa
Morningstar Associates, Inc. (8)	Canada	Morningstar Europe Services, S.L. (7)	Spain
Morningstar Canada Group, Inc. (7)	Canada	Morningstar Network, S.L. (7)	Spain
Morningstar Research, Inc. (8)	Canada	Morningstar HoldCo AB (7)	Sweden
Fund Votes Research Ltd. (9)	Canada	Morningstar Sweden AB (17)	Sweden
Ratings Acquisition Corp (10)	Cayman Islands	Morningstar Switzerland GmbH (7)	Switzerland
Servicios Morningstar Chile Ltd. (7)	Chile	Morningstar Research Thailand Limited	Thailand
Morningstar (Shenzhen) Ltd. 11)	China	Morningstar (Dubai) Ltd. (7)	United Arab Emirates
Morningstar Danmark A/S (12)	Denmark	AAA UK Holding Co. Limited (18)	United Kingdom
Morningstar Danmark Holding Aps (7)	Denmark	AAA UK Acquisition Co. Limited (19)	United Kingdom
Morningstar France Holding SAS (7)	France	DBRS Ratings Limited (1)	United Kingdom
Morningstar France Fund Information SARL (13)	France	Morningstar Investment Management Europe Limited (2)	United Kingdom
Morningstar Investment Consulting France SAS (13)	France	Morningstar Europe, Ltd. (7)	United Kingdom
DBRS Ratings GmgH (1)	Germany	Morningstar U.K., Ltd. (7)	United Kingdom
Morningstar Deutschland GmbH (7)	Germany	Morningstar Real-Time Data Limited (20)	United Kingdom
Morningstar Asia, Ltd. (7)	Hong Kong	Pitchbook Data Limited (21)	United Kingdom
Morningstar Investment Management Asia Limited (2)	Hong Kong		

Exhibit 4C – Subsidiaries of Morningstar, Inc.



The information below is presented as of September 13, 2019. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

Page 2 of 2

(1) AAA UK Acquisition Co. Limited owns 100%.

(2) Morningstar Investment Management LLC owns 100%.

(3) Morningstar Australasia Pty Limited owns 100%.

(4) Ibbotson Pty Limited owns 100%.

(5) Morningstar Direct Investments owns 100%.

(6) Morningstar Group Australia owns 100%.

(7) Morningstar Holland B.V. owns 100%.

(8) Morningstar Canada Group, Inc. owns 100%.

(9) Morningstar Research, Inc. owns 100%.

(10) Morningstar Ratings Holding Corp. owns 100%.

(11) Morningstar Asia, Ltd. owns 100%.

(12) Morningstar Danmark Holdings Aps owns 100%.

(13) Morningstar France Holding SAS owns 100%.

(14) Corporate Fundamentals, Inc. owns 100%.

(15) MStar Holdings C.V. owns 100%.

(16) Morningstar Europe, B.V. owns 100%.

(17) Morningstar HoldCo AB owns 100%.

(18) Ratings Acquisition Corp owns 100%.

(19) AAA UK Holding Co. Limited owns 100%.

(20) Morningstar U.K., Ltd. owns 100%.

(21) Pitchbook Data, Inc. owns 100%.